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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2005
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F |X|         Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes |_|          No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

    This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-122536) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

    On February 15, 2005, Rediff.com India Limited ("Rediff") issued a press release announcing its financial results for the third fiscal quarter ended December 31, 2004. A copy of the related press release is attached hereto as
Exhibit 99.1.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 15, 2005                 Rediff.com India Limited
                                         (Registrant)


                                          By: /s/ Joy Basu
                                             _________________________________
                                          Name: Joy Basu
                                          Title: Chief Financial Officer

EXHIBIT NO.      DESCRIPTION

99.1             Press release issued by the registrant dated February 15, 2005.

                                                                  Exhibit 99.1


    Rediff.Com Reports Results For The Third Quarter Ended December 31, 2004

Mumbai, India, February 15, 2004

Rediff.com India Limited (Nasdaq: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for the third fiscal quarter ended December 31, 2004.

Highlights

o Total revenues from continuing operations for the quarter ended December 31, 2004 were US$3.3 million, an increase of 29% over the same quarter last year. This was driven largely by a 61% growth in India Online revenues which increased to US$1.6 million from US$0.98 million over the same period during the last fiscal year.

o Overall gross margin was 65% during the quarter ended December 31, 2004, as compared to 55% during the corresponding quarter of the last fiscal year.

o Losses at the EBITDA level were US$136,000, or 0.53 cents per ADS compared to a profit of US$118,000, or 0.46 cents per ADS for the quarter ended December 31, 2003.

o        Net loss for the quarter ended December 31, 2004 was US$ 302,000, or
         1.18 cents per ADS, as compared to a loss of US$ 161,000 or 0.62 cents per ADS, during the corresponding quarter ended December 31, 2003.

o Registered users as of December 31, 2004 grew by 19% to 35 million compared to 29 million as of December 31, 2003.

o During this period, the Company launched an alpha version of it's instant messenger service Rediff BOL with text, SMS and voice communication features using peer-to-peer technology; launched Rediff Business Solutions - it's web hosting and domain registration service; continued beta testing of it's social networking service `Connexions' and `Pay4Clicks' advertising service.


     "We expect to continue to focus on product innovation and upgrading our platform," said Mr. Ajit Balakrishnan, Chairman and CEO.

Financial Results

Revenues
Revenues from continuing operations for the quarter ended December 31, 2004 increased by 29% to US$3.3 million, as compared to US$2.5 million during the same quarter last fiscal year.

Revenues from India Online increased by 61% to US$1.6 million, as compared to US$0.98 million during the same quarter last fiscal year, primarily due to the growth in online advertising services.

Revenues from the Company's US Publishing business for the quarter ended December 31, 2004, increased by 9% to US$1.7 million, compared to US$1.5 million during the same quarter last fiscal year. The US Publishing business is comprised of India Abroad, a weekly news publication and the online portal, Rediff USA online.

Gross Margin
Gross margin from continuing operations for the quarter ended December 31, 2004 reached US$2.1 million, or 65% of total revenues, compared to US$1.4 million, or 55% of total revenues, during the same quarter last fiscal year.

Operating Expenses
Total operating expenses were US$2.2 million for the quarter ended December 31, 2004, compared to US$1.3 million for the same quarter during the last fiscal year.

Operating EBITDA
Losses at the EBITDA level from continuing operations for the quarter ended December 31, 2004 were US$136,000, or 0.53 cents per ADS, compared to a profit of US$118,000, or 0.46 cents per ADS, for the quarter ended December 31, 2003.

Net Income (Loss)
Net loss from continuing operations for the quarter ended December 31, 2004 was US$ 302,000, or 1.18 cents per ADS, as compared to a loss of US$ 161,000, or
0.62 cents per ADS, during the corresponding quarter ended December 31, 2003.

The Company's net loss for the quarter ended December 31, 2004 included losses from discontinued operations of US$11,000 arising from the ValuCom phone card business, which the Company sold in early April 2004.

Total cash and cash equivalents and short term deposits with banks were approximated US$11.1 million as of December 31, 2004.

About Rediff.com

Rediff.com India Limited (Nasdaq: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and e-commerce services for Indians.

Known for being one of the first with news and providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community, one of the oldest and largest Indian weekly newspapers, India Abroad, and an online portal, Rediff USA online.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

                              - Table to follow -

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      Prepared In Accordance With US GAAP
                        Quarter Ended December 31, 2004

                                             All figures are in US$ million
-------------------------------------------------------------------------------
                                                   Quarter ended Dec. 31
                                                   2004              2003
                                               (Unaudited)        (Unaudited)
-------------------------------------------------------------------------------
 Revenues
 India Online                                      1.59              0.98
US Publishing                                      1.67              1.53
Total Revenues                                     3.26              2.52
Cost Of Revenues                                  (1.15)            (1.14)

Gross Margin                                       2.10              1.38
Gross Margin %                                     65%                55%

Operating Expenses                                (2.24)            (1.26)

Operating EBITDA                                  (0.14)             0.12

Depreciation / Amortization                       (0.18)            (0.31)
Interest Income                                    0.11              0.12
Net foreign exchange loss                         (0.05)            (0.01)

Loss from continuing operations before
income taxes
                                                  (0.26)            (0.08)

Tax                                               (0.03)            (0.00)
     Loss from continuing operations              (0.29)            (0.08)
Loss from discontinued operations                 (0.01)            (0.08)

Net loss                                          (0.30)            (0.16)

EBITDA per ADS (cents)                            (0.53)             0.46
Net loss per ADS (cents)                          (1.18)            (0.62)

-------------------------------------------------------------------------------
Weighted average ADS Outstanding (in
millions)                                         25.68             25.59
-------------------------------------------------------------------------------

Notes
o The above numbers are subject to an audit to be carried out at year-end and while no significant changes are anticipated, the audited numbers may vary from the above.

o Discontinued Operations: Disclosure of discontinued operations is on account of the sale of the ValuCom Phone Card business in April 2004.



Non-GAAP Measures Note

Operating EBITDA, Operating EBITDA per ADS and non-GAAP Operating Expenses are the non-GAAP measures used in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, can be directly derived from the above table.

Operating EBITDA per ADS represents the Operating EBITDA for the period per weighted average ADSs outstanding during the periods presented. The Company has 12.8M equity shares outstanding at December 31, 2004 of which 2.73 M shares are represented by ADSs listed on the NASDAQ Small Cap Market. Two ADSs are equal to one equity share. We believe the disclosure of EBITDA per ADS provides a better measure to our ADS holders since our ADSs are listed only on the NASDAQ Small Cap Market.

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                       (QUARTER ENDED DECEMBER 31, 2004)

                                             All figures are in US$ million
-------------------------------------------------------------------------------
                                             Quarter ended December 31
                                        2004                            2003
                                    (Unaudited)                     (Unaudited)
Operating Expenses (GAAP)               2.42                            1.57

Depreciation/Amortization              (0.18)                          (0.31)

Operating Expenses (Non-GAAP)           2.24                            1.26
-------------------------------------------------------------------------------

The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.

For further details contact:

Debasis Ghosh
Head - Investor Relations and Public Affairs
Rediff.com India Limited
Email: investor@rediff.co.in
----------------------------
Tel.: +91-22-2444-9144 Extn.: 266.